Blue Hat Interactive Entertainment Technology

7th Floor, Building C

No. 1010 Anling Road

Huli District, Xiamen, China 361009

86-592-228-0081

February 13, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.
Washington, D.C. 20549

Re:	Blue Hat Interactive Entertainment Technology Registration Statement on Form F-1 (the “Registration Statement”)

Filed February 9, 2026 (Registration No.: 333-293313)

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 12, 2026, in which we, Blue Hat Interactive Entertainment Technology (the “Company”) requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on February 12, 2026, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions, please do not hesitate to contact Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

Blue Hat Interactive Entertainment Technology

By:	/s/ Xiaodong Chen
Xiaodong Chen
Chief Executive Officer

cc:	Elizabeth F. Chen, Esq.
Pryor Cashman LLP